UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

American Defense Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

025351107

(CUSIP Number)

Armor Technologies LLC

202 Champions Point Way

Cary, North Carolina 27513

Attn: Dale S. Scales

(919) 389-8321

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 025351107	Page 2 of 18

1.	NAMES OF REPORTING PERSONS Armor Technologies LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,599,551[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,599,551
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%[2]
14.	TYPE OF REPORTING PERSON OO

[1]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), the Reporting Person may be deemed to have shared voting power over 16,599,551 shares of common stock.
[2]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 3 of 18

1.	NAMES OF REPORTING PERSONS Dale S. Scales
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,599,551[3]
	9.	SOLE DISPOSITIVE POWER 1,833,134
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,599,551
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.2%[4]
14.	TYPE OF REPORTING PERSON IN

[3]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Scales may be deemed to have shared voting power over 16,599,551 shares of common stock.
[4]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 4 of 18

1.	NAMES OF REPORTING PERSONS John Jodlowski
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,651,099[5]
	9.	SOLE DISPOSITIVE POWER 5,822,053
	10.	SHARED DISPOSITIVE POWER 829,046
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,651,099[6]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[7]
14.	TYPE OF REPORTING PERSON IN

[5]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Jodlowski may be deemed to have shared voting power over 6,651,099 shares of common stock.
[6]

Includes (i) 829,046 shares of common stock held directly by JOWCO LLC, of which Mr. Jodlowski is the sole member and manager, and (ii) 1,166,343 shares of common stock held directly by the John Jodlowski Revocable Trust, of which Mr. Jodlowski is the sole trustee.

[7]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 5 of 18

1.	NAMES OF REPORTING PERSONS JOWCO LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 829,046
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 829,046
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,046
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%[8]
14.	TYPE OF REPORTING PERSON OO

[8]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 6 of 18

1.	NAMES OF REPORTING PERSONS Frank A. Bednarz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,100,138[9]
	9.	SOLE DISPOSITIVE POWER 5,100,138
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100,138
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[10]
14.	TYPE OF REPORTING PERSON IN

[9]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Bednarz may be deemed to have shared voting power over 5,100,138 shares of common stock.
[10]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 7 of 18

1.	NAMES OF REPORTING PERSONS Harold Wrobel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,951,037[11]
	9.	SOLE DISPOSITIVE POWER 1,951,037
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,951,037
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%[12]
14.	TYPE OF REPORTING PERSON IN

[11]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Wrobel may be deemed to have shared voting power over 1,951,037 shares of common stock.
[12]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 8 of 18

1.	NAMES OF REPORTING PERSONS Mark Wayner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 650,000[13]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 650,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000[14]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%[15]
14.	TYPE OF REPORTING PERSON IN

[13]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Wayner may be deemed to have shared voting power over 650,000 shares of common stock.
[14]	Includes 650,000 shares of common stock held directly by the Mark and Emi Wayner 2007 Family Trust, of which Mr. Wayner is a co-trustee.
[15]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 9 of 18

1.	NAMES OF REPORTING PERSONS Emi Wayner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 650,000[16]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 650,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,000[17]
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%[18]
14.	TYPE OF REPORTING PERSON IN

[16]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Ms. Wayner may be deemed to have shared voting power over 650,000 shares of common stock.
[17]	Includes 650,000 shares of common stock held directly by the Mark and Emi Wayner 2007 Family Trust, of which Ms. Wayner is a co-trustee.
[18]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 10 of 18

1.	NAMES OF REPORTING PERSONS Joe Van Hecke
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 414,143[19]
	9.	SOLE DISPOSITIVE POWER 414,143
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 414,143
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%[20]
14.	TYPE OF REPORTING PERSON IN

[19]	Due to a Voting Agreement (further described in Item 6 of this Schedule 13D), Mr. Van Hecke may be deemed to have shared voting power over 414,143 shares of common stock.
[20]	Based on 54,987,192 shares of common stock outstanding as of December 1, 2011.

CUSIP NO. 025351107	Page 11 of 18

This statement is being filed jointly by: (i) Armor Technologies LLC, a North Carolina limited liability company (“Armor”), (ii) Dale S. Scales, (iii) Frank A. Bednarz, (iv) Harold Wrobel, (v) John Jodlowski, (vi) JOWCO LLC, a Colorado limited liability company (“JOWCO”), (vii) Mark Wayner, (viii) Emi Wayner and (ix) Joe Van Hecke (collectively, the “Reporting Persons”). The Reporting Persons are making this joint filing because they comprise a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), formed for the purposes described in Item 4 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) under the Exchange Act.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of American Defense Systems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 420 McKinney Pkwy., Lillington, North Carolina 27546.

Item 2.	Identity and Background

(a) – (c) The principal business of Armor is consulting in the areas of corporate finance strategy and operations management. The principal business address, and the address of the principal office, of Armor is 202 Champions Point Way, Cary, North Carolina 27513. Mr. Scales is the sole member and manager of Armor.

The present principal occupation or employment of Mr. Scales is serving as a consultant specializing in private equity and venture capital investments, risk analysis, corporate finance strategies and operational management restructures. The principal business address of Mr. Scales is c/o Armor Technologies LLC, 202 Champions Point Way, Cary, North Carolina 27513.

The present principal occupation or employment of Mr. Jodlowski is serving as a self-employed options trader. Mr. Jodlowski is the sole member and manager of JOWCO. The principal business address of Mr. Jodlowski, and the principal business address and address of the principal office of JOWCO, is 135 W. Colorado #2C, Telluride, Colorado 81435. Mr. Jodlowski is the sole trustee of the John Jodlowski Revocable Trust (the “Jodlowski Trust”).

The present principal occupation or employment of Mr. Bednarz is serving as the Managing Director of Chicago Trading Company, a derivatives trading company. The principal business address of Mr. Bednarz is c/o Chicago Trading Company, 440 South LaSalle, Suite 400, Chicago, Illinois 60605.

The present principal occupation or employment of Mr. Wrobel is conducting business as an entrepreneur. The principal business address of Mr. Wrobel is 14954 Corona Del Mar, Pacific Palisades, California 90272.

The present principal occupation or employment of Mr. Wayner is serving as the Chief Executive Officer and a director of Taiga Trading LLC, an investment consulting company. The principal business address of Mr. Wayner is c/o Taiga Trading LLC, 1600 Rosecrans, 4th Floor, Manhattan Beach, California 90266. Mr. Wayner is a co-trustee of the Mark and Emi Wayner 2007 Family Trust (the “Wayner Trust”).

The present principal occupation or employment of Ms. Wayner is conducting business as the owner of Zenka Nail Salon. The principal business address of Ms. Wayner is c/o Zenka Nail Salon, 451 Manhattan Beach Blvd., Metlox Plaza, Manhattan Beach, California 90266. Ms. Wayner is a co-trustee of the Wayner Trust.

The present principal occupation or employment of Mr. Van Hecke is serving as the Managing Director of Grace Hall Capital, LLC, the manager of an investment fund. The principal business address of Mr. Van Hecke is c/o Grace Hall Capital, LLC, 6322 St. Stephen Lane, Charlotte, North Carolina 28210.

CUSIP NO. 025351107	Page 12 of 18

(d) – (e) None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Each of Messrs. Scales, Jodlowski, Bednarz, Wrobel, Wayner and Van Hecke are citizens of the United States of America. Ms. Wayner is a citizen of Japan.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 1,833,134 Shares held directly by, and acquired with the personal funds of, Mr. Scales is $45,744.

The aggregate purchase price of the (i) 4,655,710 Shares held directly by Mr. Jodlowski, (ii) 1,166,343 Shares held by the Jodlowski Trust, of which Mr. Jodlowski is the sole trustee, and (iii) 829,046 Shares held by JOWCO, of which Mr. Jodlowski is the sole member and manager, acquired with the personal funds of Mr. Jodlowski, is approximately $2,540,400.

The aggregate purchase price of the 5,100,138 Shares held directly by, and acquired with the personal funds of, Mr. Bednarz is $169,013.

The aggregate purchase price of the 1,951,037 Shares held directly by, and acquired with the personal funds of, Mr. Wrobel is $1,000,000.

The aggregate purchase price of the 650,000 Shares held by the Wayner Trust, of which Mr. and Ms. Wayner are co-trustees, and acquired with the personal funds of Mr. and Ms. Wayner, is $613,210.

The aggregate purchase price of the 414,143 Shares held directly by, and acquired with the personal funds of, Mr. Van Hecke is $410,000.

Item 4.	Purpose of Transaction

Certain of the Reporting Persons originally purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 6, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the parties agreed to the joint filing and solicitation on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, for the purpose of calling a special meeting of the stockholders of the Issuer (together with any adjournments, postponements, rescheduling or continuations thereof, the “Special Meeting”) to remove the current Board of Directors of the Issuer (the “Board”), to appoint new representatives to the Board, to amend the Issuer’s certificate of incorporation and bylaws, including the “anti-takeover provisions” thereof to enable the foregoing, to solicit proxies, written requests or written consents to effect the foregoing, and for the purpose of taking all other actions necessary to achieve the foregoing (collectively, the “Purposes”). The foregoing description of the Joint Filing and Solicitation Agreement is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 025351107	Page 13 of 18

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 54,987,192 Shares outstanding as of December 1, 2011, as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 9, 2011.

By virtue of the Voting Agreement discussed in further detail in Item 6 of this Schedule 13D, Armor may be deemed to be the beneficial owner of an aggregate of 16,599,551 Shares, which represents approximately 30.2% of the outstanding Shares of the Issuer.

As the sole member and manager of Armor, Mr. Scales may be deemed to be the beneficial owner of an aggregate of 16,599,551 Shares, which represents approximately 30.2% of the outstanding Shares of the Issuer.

As of the date hereof, Mr. Jodlowski may be deemed to be the beneficial owner of 6,651,099 Shares, which includes (i) 4,655,710 Shares held directly by him, (ii) 1,166,343 Shares held directly by the Jodlowski Trust, of which Mr. Jodlowski is the sole trustee, and (iii) 829,046 Shares held directly by JOWCO, of which Mr. Jodlowski is the sole member and manager. Such Shares represent approximately 12.1% of the outstanding Shares of the Issuer. Mr. Jodlowski may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Jodlowski exclude Shares held by certain other Reporting Persons, as to which Mr. Jodlowski disclaims beneficial ownership.

As of the date hereof, JOWCO beneficially owns 829,046 Shares held directly by JOWCO, which represents approximately 1.5% of the outstanding Shares of the Issuer. JOWCO may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by JOWCO exclude Shares held by any other Reporting Persons, as to which JOWCO disclaims beneficial ownership.

As of the date hereof, Mr. Bednarz beneficially owns 5,100,138 Shares held directly by him, which represents approximately 9.3% of the outstanding Shares of the Issuer. Mr. Bednarz may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Bednarz exclude Shares held by any other Reporting Persons, as to which Mr. Bednarz disclaims beneficial ownership.

As of the date hereof, Mr. Wrobel beneficially owns 1,951,037 Shares held directly by him, which represents approximately 3.5% of the outstanding Shares of the Issuer. Mr. Wrobel may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Wrobel exclude Shares held by any other Reporting Persons, as to which Mr. Wrobel disclaims beneficial ownership.

As of the date hereof, Mr. Wayner may be deemed to be the beneficial owner of 650,000 Shares held directly by the Wayner Trust, of which Mr. Wayner is a co-trustee. Such Shares represent 1.2% of the outstanding Shares of the Issuer. Mr. Wayner may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Wayner exclude Shares held by certain other Reporting Persons, as to which Mr. Wayner disclaims beneficial ownership.

As of the date hereof, Ms. Wayner may be deemed to be the beneficial owner of 650,000 Shares held directly by the Wayner Trust, of which Ms. Wayner is a co-trustee. Such Shares represent 1.2% of the outstanding Shares of the Issuer. Ms. Wayner may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Ms. Wayner exclude Shares held by certain other Reporting Persons, as to which Ms. Wayner disclaims beneficial ownership.

As of the date hereof, Mr. Van Hecke beneficially owns 414,143 Shares held directly by him, which represents less than 1% of the outstanding Shares of the Issuer. Mr. Van Hecke may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Van Hecke exclude Shares held by any other Reporting Persons, as to which Mr. Van Hecke disclaims beneficial ownership.

CUSIP NO. 025351107	Page 14 of 18

(b) By virtue of the Voting Agreement discussed in further detail in Item 6 of this Schedule 13D, Armor may be deemed to have shared power to vote or to direct the vote of an aggregate of 16,599,551 Shares. Mr. Scales is the sole member and manager of Armor.

As the sole member and manager of Armor, Mr. Scales may be deemed to have shared power to vote or to direct the vote of an aggregate of 16,599,551 Shares. Mr. Scales has sole power to dispose or to direct the disposition of 1,833,134 Shares held directly by him.

By virtue of the Voting Agreement discussed in further detail in Item 6 of this Schedule 13D, Mr. Jodlowski may be deemed to have shared power to vote or to direct the vote of an aggregate of 6,651,099 Shares, which includes (i) 4,655,710 Shares held directly by him, (ii) 1,166,343 Shares held directly by the Jodlowski Trust, of which Mr. Jodlowski is the sole trustee, and (iii) 829,046 Shares held directly by JOWCO, of which Mr. Jodlowski is the sole member and manager.

Mr. Jodlowski may be deemed to have sole power to dispose or to direct the disposition of 5,822,053 Shares, which includes (i) 4,655,710 Shares held directly by him, and (ii) 1,166,343 Shares held directly by the Jodlowski Trust, of which Mr. Jodlowski is the sole trustee. Mr. Jodlowski may be deemed to have shared power to dispose or to direct the disposition of 829,046 Shares held directly by JOWCO, of which Mr. Jodlowski is the sole member and manager.

JOWCO may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of 829,046 Shares held directly by JOWCO. Mr. Jodlowski is the sole member and manager of JOWCO.

By virtue of the Voting Agreement discussed in further detail in Item 6 of this Schedule 13D, Mr. Bednarz may be deemed to have shared power to vote or to direct the vote of 5,100,138 Shares held directly by him. Mr. Bednarz has sole power to dispose or to direct the disposition of 5,100,138 Shares held directly by him.

By virtue of the Voting Agreement discussed in further detail in Item 6 of this Schedule 13D, Mr. Wrobel may be deemed to have shared power to vote or to direct the vote of 1,951,037 Shares held directly by him. Mr. Wrobel has sole power to dispose or to direct the disposition of 1,951,037 Shares held directly by him.

By virtue of the Voting Agreement discussed in further detail in Item 6 of this Schedule 13D, each of Mr. and Ms. Wayner may be deemed to have shared power to vote or to direct the vote of 650,000 Shares held directly by the Wayner Trust, of which Mr. and Ms. Wayner are co-trustees. Each of Mr. and Ms. Wayner may be deemed to have shared power to dispose or to direct the disposition of 650,000 Shares held directly by the Wayner Trust, of which Mr. and Ms. Wayner are co-trustees.

By virtue of the Voting Agreement discussed in further detail in Item 6 of this Schedule 13D, Mr. Van Hecke may be deemed to have shared power to vote or to direct the vote of 414,143 Shares held directly by him. Mr. Van Hecke has sole power to dispose or to direct the disposition of 414,143 Shares held directly by him.

(c) On December 29, 2011, West Coast Opportunity Fund, LLC, a Delaware limited liability company (the “Fund”) sold (i) 4,569,510 Shares to Mr. Bednarz for a purchase price of $105,000 in a private sale transaction, (ii) 4,569,510 Shares to Mr. Jodlowski for a purchase price of $105,000 in a private sale transaction, and (iii) 1,833,134 Shares to Mr. Scales for a purchase price of $45,744 in a private sale transaction, as discussed in further detail in Item 6 of this Schedule 13D.

Certain of the Reporting Persons engaged in transactions on the open market in the ordinary course of business during the past 60 days with respect to the Issuer’s Shares, as set forth on Schedule A, which is attached hereto and is incorporated herein by reference.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reflected in this Schedule 13D.

(e) Not applicable.

CUSIP NO. 025351107	Page 15 of 18

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D for a discussion of the Joint Filing and Solicitation Agreement.

On January 6, 2012, Armor and certain of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), pursuant to which, among other things, such Reporting Persons agreed that, at the Special Meeting, or at any and all other meetings of stockholders of the Issuer, or at any adjournment, postponement, rescheduling or continuation thereof, or in any other circumstances upon which a vote, consent (including unanimous written consents), agreement or other approval is sought, they shall vote the Shares of the Issuer owned or controlled by them (whether now owned or hereafter acquired) and shall otherwise consent or agree in such manner as may be directed by Armor in its sole and absolute discretion, in pursuit of the Purposes, as discussed in Item 4 of this Schedule 13D. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

On December 29, 2011, Mr. Scales and the Fund entered into a Purchase and Option Agreement pursuant to which Mr. Scales granted options to the Fund to purchase 1,803,836 Shares of the Issuer at an exercise price of $0.075 per Share, vesting on the six-month anniversary of December 29, 2011 and expiring December 31, 2012. The foregoing description is qualified in its entirety by reference to such agreement, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

On December 29, 2011, Mr. Jodlowski and the Fund entered into a Purchase and Option Agreement pursuant to which Mr. Jodlowski granted options to the Fund to purchase 1,598,082 Shares of the Issuer at an exercise price of $0.075 per Share, vesting on the six-month anniversary of December 29, 2011 and expiring December 31, 2012. The foregoing description is qualified in its entirety by reference to such agreement, which is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

On December 29, 2011, Mr. Bednarz and the Fund entered into a Purchase and Option Agreement pursuant to which Mr. Bednarz granted options to the Fund to purchase 1,598,082 Shares of the Issuer at an exercise price of $0.075 per Share, vesting on the six-month anniversary of December 29, 2011 and expiring December 31, 2012. The foregoing description is qualified in its entirety by reference to such agreement, which is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP NO. 025351107	Page 16 of 18

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing and Solicitation Agreement by and among Armor Technologies LLC, Dale S. Scales, Frank A. Bednarz, Harold Wrobel, John Jodlowski, JOWCO LLC, Mark Wayner, Emi Wayner, and Joe Van Hecke, dated January 6, 2012.

99.2	Voting Agreement by and among Dale S. Scales, Frank A. Bednarz, Harold Wrobel, John Jodlowski, Mark Wayner, Emi Wayner, and Joe Van Hecke, dated January 6, 2012.

99.3	Purchase and Option Agreement by and between Dale S. Scales and West Coast Opportunity Fund, LLC, dated December 29, 2011.

99.4	Purchase and Option Agreement by and between John Jodlowski and West Coast Opportunity Fund, LLC, dated December 29, 2011.

99.5	Purchase and Option Agreement by and between Frank A. Bednarz and West Coast Opportunity Fund, LLC, dated December 29, 2011.

CUSIP NO. 025351107	Page 17 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2012		ARMOR TECHNOLOGIES LLC

	By:	/s/ Dale S. Scales
Name: Dale S. Scales
Title: Managing Member

/s/ Dale S. Scales
DALE S. SCALES

/s/ John Jodlowski
JOHN JODLOWSKI, individually and in the capacity as Trustee of the John Jodlowski Revocable Trust

JOWCO LLC

	By:	/s/ John Jodlowski
Name: John Jodlowski
Title: Managing Member

/s/ Frank A. Bednarz
FRANK A. BEDNARZ

/s/ Harold Wrobel
HAROLD WROBEL

/s/ Mark Wayner
MARK WAYNER, in the capacity as Co-trustee of the Mark and Emi Wayner 2007 Family Trust

/s/ Emi Wayner
EMI WAYNER, in the capacity as Co-trustee of the Mark and Emi Wayner 2007 Family Trust

/s/ Joe Van Hecke
JOE VAN HECKE

CUSIP NO. 025351107	Page 18 of 18

SCHEDULE A

The Reporting Persons engaged in the following transactions on the open market in the ordinary course of business during the past 60 days with respect to the Issuer’s Shares:

FRANK A. BEDNARZ

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share
November 9, 2011	1,700	0.0610
November 10, 2011	1,000	0.0626
November 16, 2011	1,805	0.0670
November 17, 2011	1,800	0.0566
December 12, 2011	(47,000)	0.0300

JOHN JODLOWSKI

Trade Date	Shares of Common Stock Purchased/(Sold)	Average Weighted Price Per Share
December 1, 2011	(100,000)	0.0442

MARK WAYNER

Trade Date	Shares of Common Stock Purchased/(Sold)[21]	Average Weighted Price Per Share
December 12, 2011	50,000	0.0300

[21]	Includes Shares held by the Wayner Trust, of which Mark Wayner is a co-trustee.